SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                     FORM 11-K
                                   ANNUAL REPORT

                         Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934

                     For the Fiscal Year End December 31, 1993

                      Citizens Utilities 401(k) Savings Plan
                             (Full title of the Plan)

                            Citizens Utilities Company
                   High Ridge Park, Stamford Connecticut  06905
            (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


                           Commission File Number 0-1291

                                    SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed by the duly authorized undersigned there unto duly authorized.

Date: March 31, 1994                   By:    Citizens Utilities Company,
                                              Plan Administrator of the
                                              Citizens Utilities 401(k)
                                              Savings Plan




                                       By:    Livingston E. Ross
                                              -----------------------------
                                              Livingston E. Ross
                                              Vice President and Controller

                      Citizens Utilities 401(k) Savings Plan
                    Index to Financial Statements and Schedules



                                                                          Page
                                                                          ----

Independent Auditors' Report                                               3

Financial Statements:
      Statements of Plan Equity as of
             December 31, 1993 and 1992                                    4

      Statements of Income and Changes in Plan
             Equity for the Years Ended
                   December 31, 1993, 1992 and 1991                        5

      Notes to Financial Statements                                      6-9

Schedules:

  I - Investments as of December 31, 1993                                 10

 II - Allocation of Plan Equity to Investment
      Options as of December 31, 1993 and 1992                         11-12

III - Allocations of Plan Income and Changes in
      Plan Equity to Investment Options for the
      Years Ended December 31, 1993, 1992 and 1991                     13-15

Independent Auditors' Consent                                      Exhibit 1

                           Independent Auditors' Report
                           ----------------------------


The Board of Directors
Citizens Utilities Company:

We have audited the financial statements of the Citizens Utilities 401(k) Savings Plan as listed in the accompanying index. In connection with our audits of the financial statements, we have also audited the supporting schedules as listed in the accompanying index. These financial statements and supporting schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan equity of the Citizens Utilities 401(k) Savings Plan at December 31, 1993 and 1992, and the income and changes in Plan equity for each of the years in the three-year period ended December 1993 in conformity with generally accepted accounting principles. Also in our opinion, the related supporting schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


                                                KPMG PEAT MARWICK

New York, New York
March 28, 1994

                      Citizens Utilities 401(k) Savings Plan
                             Statements of Plan Equity

                                                               December 31,
Assets                                                    1993            1992
- ------                                                    ----            ----
Investments at market value:
    Stock Fund - Citizens Utilities
         Company Series B Common Stock
         at market value (Cost $1,296,264 in
         1993 and $765,991 in 1992)                   $ 1,897,308    $ 1,025,348

    Guaranteed Income Funds at contract value:
         Principal Mutual Life Insurance
            Company                                       165,800              0
         Pacific Mutual Life Insurance
            Company                                       409,660        245,784
         General American Life Insurance
            Company                                       660,785        647,890
                                                       ----------     ----------
         Total Guaranteed Income Funds                  1,236,245        893,674

    Equity Fund - Capital Initiatives Equity
         Total Return Account Contract at
         market value (Cost $102,782 in 1993
         and $53,479 in 1992)                             113,092         57,261

    Bond Fund - Vanguard GNMA Fund
         at market value (Cost $49,825 in 1993
         and $30,046 in 1992)                              49,726         30,302

Cash                                                       19,945         15,049
Contributions receivable                                  212,746              0
Loans receivable                                           64,961              0
Other receivable                                           13,440          6,247
                                                       ----------     ----------
    Total Assets                                       $3,607,463     $2,027,881
                                                       ==========     ==========

Liabilities and Plan Equity
- ---------------------------
Accounts Payable                                          120,998         31,043
Distributions payable to participants                      13,002          2,117
                                                       ----------     ----------
    Total Liabilities                                     134,000         33,160
                                                       ----------     ----------

    Plan Equity                                        $3,473,463     $1,994,721
                                                       ==========     ==========

See accompanying notes to financial statements

                      Citizens Utilities 401(k) Savings Plan
                  Statements of Income and Changes in Plan Equity

                                                          Year Ended December 31,
                                              ----------------------------------------
                                                   1993            1992             1991
                                                   ----            ----             ----

Investment income:
    Dividends                                  $        0       $      745        $  4,428
    Interest                                       83,963           52,277          14,005
                                               ----------       ----------        --------
         Total Investment income                   83,963           53,022          18,433

Realized appreciation (depreciation):
    Stock Fund                                     29,334            1,302              (4)
    Equity Fund                                     1,546           (1,829)            304
    Bond Fund                                          14                0               0
                                               ----------       ----------        --------
         Total realized appreciation
         (depreciation)                            30,894             (527)            300

Unrealized appreciation (depreciation):
    Stock Fund                                    341,686          164,972          94,385
    Equity Fund                                     6,527            5,611          (1,829)
    Bond Fund                                        (355)             256               0
                                               ----------       ----------        --------
         Total unrealized appreciation:           347,858          170,839          92,556

Employee contributions                          1,053,460          978,241         831,090

Distributions                                     (27,524)         (68,416)        (58,340)
Participants' contributions used for
    life insurance policy payments                 (9,909)         (10,598)        (11,879)
                                               ----------       ----------        --------

Change in Plan Equity                           1,478,742        1,122,561         872,160

Plan Equity, beginning of year                  1,994,721          872,160               0
                                               ----------       ----------        --------

Plan Equity, end of year                       $3,473,463       $1,994,721        $872,160
                                               ==========       ==========        ========

See accompanying notes to financial statements

                      Citizens Utilities 401(k) Savings Plan
                           Notes to Financial Statements
                   Years Ended December 31, 1993, 1992 and 1991

(1)   Summary of Significant Accounting Policies
      ------------------------------------------

      (a)    Basis of Presentation
             ---------------------

             The Citizens Utilities 401(k) Savings Plan ("The Plan") provides Participants with five investment options: a Stock Fund which invests in Citizens Utilities Company ("the Company") Series B Common Stock, a Guaranteed Income Fund, an Equity Fund, a Bond Fund, and Life Insurance which may cover the Participant, his/her spouse and dependent children.

      (b)    Stock Fund
             ----------

             Stock dividends on the Series B shares are received in additional full and fractional Series B shares. Stock dividends are not reported as dividend income on the Statements of Income and Changes in Plan Equity and Allocation of Plan Equity to Investment Options Schedules. The stock dividends positively affect the unrealized appreciation. Shares received from stock dividends in 1993, 1992 and 1991 were 2,966, 1,166 and 464, respectively.

      (c)    Guaranteed Income Fund
             ----------------------

                                                                                   Annual
                                                                                 Compounded
                Guaranteed Income                 Contribution         Maturity    Rate of
                Contract Issuer                   Period                 Date      Return
                -----------------                ------------------    --------   ---------

             Principal Mutual Life Ins., Co.     7/1/93 to 6/30/94      6/30/99      5.60%
             Pacific Mutual Life Ins., Co.       7/1/92 to 6/30/93      6/30/97      7.30%
             General American Life Ins., Co.     7/1/91 to 6/30/92      6/30/96      8.30%

      (d)    Equity Fund
             -----------

             Contributions are invested with Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The return on the Equity Fund is linked to the performance of the Standard and Poor's 500 Index. The dividends earned on the Equity Fund are reinvested in Equity TRAC units.

      (e)    Bond Fund
             ---------

             Contributions are invested in the GNMA Bond Fund managed by the Vanguard Group. The fund is comprised primarily of securities backed by the "full faith and credit of the U.S. Government". The dividends earned are received in cash and reinvested in additional Bond Fund shares.

      (f)    Life Insurance
             --------------

             After January 1, 1992 the life insurance option is no longer offered to existing and newly eligible participants. Prior to 1992 insurance was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies before January 1, 1992 had their coverage remain intact. Participants may have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

             On December 23, 1991, the Circuit Court of Cook County, Illinois entered an Order of Liquidation with a Finding of Insolvency against Inter-American. The Order of Liquidation will have no effect on plan assets as the Participants' contributions used to purchase life insurance policies are not assets of the plan. Certain of the policies have been assumed by other insurance companies and the Company is presently negotiating to have the remainder of the policies continued by those or other insurance companies.

      (g)    Loans
             -----

             Participants in the Plan for two years or more may request to borrow up to the lesser of 50% of their vested account balance or $50,000, in both cases limited to their salary deferral account balance on the Valuation Date preceding the date on which the loans are made. The loans are allocated to a Loan Fund. The interest rate on the loans is equal to the prime interest rate in effect at the beginning of the month in which loans are approved and remains fixed at that rate. Loan repayments are credited to Participants' accounts as they are made over the term of the loans by payroll deductions. Upon termination of employment, a Participant's loan note is generally cancelled and the Participant's distribution is reduced by the amount of his/her outstanding loan balance.

(2)   Administration of the Plan
      --------------------------

      Plan contributions are deposited with PNC Bank, the Plan Trustee. Plan administration costs are paid by the Company.

(3)   Eligibility
      -----------

      The plan is sponsored by the Company. Employees of Citizens or its subsidiaries whose terms and conditions of employment are determined under collective bargaining agreements will be entitled to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1993 there were 599 employees eligible to participate in the Plan and 482 participants in the Plan.

(4)   Contributions
      -------------

      Eligible employees may contribute up to 16% of their annual compensation through payroll deductions subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may continue to elect to make specific dollar allocations to purchase life insurance coverage. The balance of their contribution (or their entire contribution if they do not elect life insurance) may be apportioned in 5% increments to any combination of the other four investment options. At December 31, 1993 the number of accounts in each investment option was as follows:

                                                              Number of
                                                               Accounts
                                                              ---------

             Stock fund                                          335
             Guaranteed income fund                              260
             Equity fund                                          75
             Bond Fund                                            39
             Life Insurance                                       28
             Loan Fund                                            25

      The Company is not obligated and has not contributed to the Plan to date.

(5)   Vesting
      -------

      Participants are at all times fully vested in their Plan accounts.




(6)   Distribution of Benefits
      ------------------------

      Upon termination of employment, a Participant may elect to receive payment in full of the vested portion of his/her account. The terminating Participant's vested account will be valued as of the end of the calendar quarter during which employment is terminated and paid promptly thereafter. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. The distribution must begin on or before April 1st of the calendar year following the year the Participant attains age 70.5.

(7)   Federal Income Tax
      ------------------

      The Plan is considered to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code, as amended and, as such, the Trust established thereunder is exempt from payment of federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. A determination letter will be requested from the Internal Revenue service confirming such status.

                                                                   Schedule I

                            Citizens Utilities 401(k) Savings Plan
                                          Investments
                                       December 31, 1993


                                                       Cost or           Market or
                                       Number          Contract          Contract
                                      of Shares          Value             Value
                                      ---------        --------          ---------
Stock Fund
- ----------

Citizens Utilities Company
    Series B Common Stock            105,406         $1,296,264       $1,897,308
                                     =======         ==========       ==========

Guaranteed Income Funds
- -----------------------

Group Annuity Contract #GA48409
    Principal Mutual Life Insurance
         Company                                        165,800          165,800

Group Annuity Contract #GA25930-01
    Pacific Mutual Life Insurance
         Company                                        409,660          409,660

Group Annuity Contract #GA998373-02
    General American Life Insurance
         Company                                        660,785          660,785
                                                     ----------       ----------
    Total Guaranteed Income Fund                     $1,236,245       $1,236,245
                                                     ==========       ==========


Equity Fund
- -----------

Equity TRAC, Capital Initiatives         199         $  102,782       $  113,092
                                     =======         ==========       ==========

Bond Fund
- ----------

Vanguard GNMA Fund                     4,795         $   49,825       $   49,726
                                     =======         ==========       ==========

                                                                   Schedule II

                                Citizens Utilities 401(k) Savings Plan
                             Allocation of Plan Equity to Investment Options
                                            December 31, 1993

                                                                                Insurance or
                                      Guaranteed                                Disbursement       Loan
                       Stock Fund    Income Funds    Equity Fund    Bond Fund        Fund          Fund
                       ----------    ------------    -----------    ---------   ------------      -------

Assets:
Investment in Citizens
  Utilities Company
  Series B Common
  Stock at market
  value                 $1,897,308     $       --     $     --       $    --       $    --      $    --

Investment in Group
  Annuity Contract at
  contract value                --      1,236,245           --            --            --           --

Investment in Equity
  TRAC, Capital
  Initiatives Equity
  Fund at market value          --             --      113,092            --            --           --

Investment in Vanguard
  GNMA Fund at
  market value                  --             --           --        49,726            --           --

Cash                            --             --           --            --          5,035      14,910
Contribution
  Receivable                97,557             --        7,887         2,182        105,120          --
Loan Receivable                 --             --           --            --             --      64,961
Interest receivable          1,351          9,412           80           268             30       2,299
                        ----------     ----------     --------       -------       --------     -------

  Total Assets           1,996,216      1,245,657      121,059        52,176        110,185      82,170
                        ----------     ----------     --------       -------       --------     -------

Liabilities:
Accounts payable            11,992         82,322           --           234          9,254      17,196
Distributions payable
to participants              4,098          8,112          654           138             --          --
                        ----------     ----------     --------       -------       --------     -------

  Total Liabilities         16,090         90,434          654           372          9,254      17,196
                        ----------     ----------     --------       -------       --------     -------

  Plan Equity           $1,980,126     $1,155,223     $120,405       $51,804       $100,931     $64,974
                        ==========     ==========     ========       =======       ========     =======


                                                                   Schedule II

                               Citizens Utilities 401(k) Savings Plan
                           Allocation of Plan Equity to Investment Options
                                          December 31, 1992

                                           Guaranteed                                  Insurance
                            Stock Fund    Income Funds     Equity Fund   Bond Fund        Fund
                            ----------    ------------     -----------   ---------   ------------

Assets:
Investment in Citizens
    Utilities Company
    Series B Common Stock
    at market value          $1,025,348     $     --        $    --       $    --         $    --

Investment in Group Annuity
    Contract at contract
    value                           --       893,674             --            --              --

Investment in Equity
    TRAC, Capital
    Initiatives Equity
    Fund at market value            --            --         57,261            --              --

Investment in Vanguard
    GNMA Fund at
    market value                    --            --             --        30,302              --

Cash                                 54          142         14,853            --              --
Interest receivable                  --        5,772             40           168             267
                             ----------     --------        -------       -------        --------

    Total Assets              1,025,402      899,588         72,154        30,470             267
                             ----------     --------        -------       -------        --------
Liabilities:
Accounts payable                 19,734      106,887          8,717           679        (104,974)
Distributions payable
to participants                   1,068        1,049             --            --              --
                             ----------     --------        -------       -------        --------
    Total Liabilities            20,802      107,936          8,717           679        (104,974)
                             ----------     --------        -------       -------        --------
    Plan Equity              $1,004,600     $791,652        $63,437       $29,791        $105,241
                             ==========     ========        =======       =======        ========


																							                                         Schedule III

                               Citizens Utilities 401(k) Savings Plan
             Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                          December 31, 1993


                                         Guaranteed                                Insurance
                        Stock Fund      Income Funds   Equity Fund   Bond Fund       Fund       Loan Fund
                        ----------      ------------   -----------   ---------   ------------   ---------

Investment Income:
  Dividends             $      --       $       --      $     --       $    --     $     --     $     --
  Interest                     --           79,392           175         2,348           69        1,979

Realized appreciation       29,334              --         1,546            14           --           --

Unrealized appreciation
(depreciation)             341,686              --         6,527          (355)          --           --

Employee contributions     550,024         410,270        65,244        22,392        5,530           --

Net Transfers -
  Others                    79,077         (64,278)      (12,474)       (2,325)          --           --
Net Transfers -
  Loans                    (18,569)        (42,445)       (2,058)           77           --       62,995
Distributions               (6,026)        (19,368)       (1,992)         (138)          --           --
Participants'
  contributions used
  for Life Insurance
  policy payments               --              --            --            --       (9,909)          --
                        ----------      ----------      --------       -------     --------     --------

Change in Plan Equity      975,526         363,571        56,968        22,013       (4,310)      64,974
                        ----------      ----------      --------       -------     --------     --------

Plan Equity,beginning
  of year                1,004,600         791,652        63,437        29,791      105,241           --
                        ----------      ----------      --------       -------     --------     --------

Plan Equity, end
  of year               $1,980,126      $1,155,223      $120,405       $51,804     $100,931     $ 64,974
                        ==========      ==========      ========       =======     ========     ========



                                                              Schedule III-1

                               Citizens Utilities 401(k) Savings Plan
             Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                          December 31, 1992



                                           Guaranteed                                  Insurance
                            Stock Fund    Income Funds     Equity Fund    Bond Fund      Fund
                            ----------    ------------     -----------    ---------   -----------

Investment Income:
    Dividends            $        --         $     --       $   745        $    --       $     --
    Interest                      --           50,889            --          1,353             35

Realized appreciation          1,302               --        (1,829)            --             --
(depreciation)

Unrealized appreciation      164,972               --         5,611            256             --

Employee contributions       413,861          415,021        53,078         18,361         77,920

Net Transfers - Others        35,631              327       (45,779)         9,821             --
Distributions                (25,665)         (42,719)          (32)            --             --
Participants'
    contributions used
    for Life Insurance
    policy payments               --               --            --             --        (10,598)
                          ----------         --------       -------        -------       --------

Change in Plan Equity        590,101          423,518        11,794         29,791         67,357
                          ----------         --------       -------        -------       --------
Plan Equity,beginning
    of year                  414,499          368,134        51,643             --         37,884
                          ----------         --------       -------        -------       --------
Plan Equity, end
    of year               $1,004,600         $791,652       $63,437        $29,791       $105,241
                          ==========         ========       =======        =======       ========

                                                                Schedule III-2

                               Citizens Utilities 401(k) Savings Plan
                        Allocation of Plan Income and Changes in Plan Equity
                                        To Investment Options
                                    Year Ended December 31, 1991

                                               Guaranteed                         Insurance
                               Stock Fund     Income Funds     Equity Fund          Fund
                               ----------     ------------     -----------      ------------

Investment income:
    Dividends                  $     --        $     --           $ 4,428         $    --
    Interest                         --          14,003                --               2

Realized appreciation
(depreciation)                       (4)            304                --              --

Unrealized appreciation
(depreciation)                   94,385              --            (1,829)             --

Employee contributions          332,063         399,759            49,507          49,761

Net Transfers - Other             3,662          (4,000)              338              --
Distributions                   (15,607)        (41,932)             (801)             --
Participants'
    contributions used
    for Life Insurance
    policy payments                  --              --                --         (11,879)
                               --------        --------           -------         -------

Change in Plan Equity           414,499         368,134            51,643          37,884
                               --------        --------           -------         -------

Plan Equity, end
    of year                    $414,499        $368,134           $51,643         $37,884
                               ========        ========           =======         =======

                                              Exhibit 1

                                    Independent Auditors' Consent
                                    -----------------------------

The Board of Directors
Citizens Utilities Company


We consent to incorporation by reference in the registration statement (No. 33-37602) on Form S-8 of Citizens Utilities Company of our report dated March 28, 1994, relating to the statements of plan equity of the Citizens Utilities 401(k) Savings Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity and related schedules for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of Citizens Utilities 401(k) Savings Plan.




                                                         KPMG PEAT MARWICK


New York, New York
March 29, 1994